SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)

                               BPK RESOURCES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   055666 10 1
                                 (CUSIP Number)

                                 April 29, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055666 10 1                 13G                      Page 2 of 6 Pages

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Howard Herrick
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0.  See Item 4
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          883,000, as of April 29, 2003
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0.  See Item 4
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            883,000 as of April 29, 2003
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     883,000 as of April 29, 2003
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 055666 10 1                 13G                      Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     N. Herrick Irrevocable Securities Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0.  See Item 4
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          883,000 as of April 29, 2003
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0.  See Item 4
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            883,000 as of April 29, 2003
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     883,000 as of April 29, 2003
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     00 - Trust
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a). Name of Issuer:

      BPK Resources, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      5858 Westheimer Street - Suite 708
      Houston, Texas 77057

Item 2(a). Name of Person Filing:

      This Schedule 13G is filed on behalf of (i) Howard Herrick ("Herrick") and
      (ii) N. Herrick Irrevocable Securities Trust ("Trust") (each of Herrick and the Trust is sometimes referred to as a "Reporting Person" and, collectively as the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, If None, Residence:

      The principal business office of Herrick is c/o The Herrick Company, 2 Ridgedale Avenue, Suite 370, Cedar Knolls, New Jersey 07927, and the principal business office of the Trust is 295 Madison Avenue, 42nd Floor, New York, New York 10017.

Item 2(c). Citizenship:

      Herrick is a United States citizen. The Trust is organized under the laws of the State of New York.

Item 2(d). Title of Class of Securities:

      Common Stock, par value $.001 per share.

Item 2(e). CUSIP Number:

      055666 10 1

Item 3. Type of Reporting Person:

      (a) - (j): Not Applicable

Item 4. Ownership:

      (a)   Amount Beneficially Owned:

            As of April 29, 2003, each Reporting Person beneficially owned 893,000 shares of Common Stock. All of the 883,000 shares are held by the Trust. Herrick is sole trustee of the Trust.

      (b)   Percentage of Class:

            Each Reporting Person beneficially owns 6.1% of the Common Stock. Calculation of the percentage of beneficial ownership for each Reporting Person is based on 14,417,198 shares of the Issuer's Common Stock outstanding on April 10, 2003, as reported in the Issuer's Quarterly Report on Form 10-KSB for the year ended December 31, 2002.

      (c)   Number of Shares as to Which Each Such Reporting Person Has:

            (i)   sole power to vote or direct the vote:

                  N/A

            (ii)  shared power to vote or direct the vote:

                  883,000 shares as of April 29, 2003, since the shares are owned of record by the Trust and Herrick is the sole trustee of the Trust.

            (iii) sole power to dispose or direct the disposition of:

                  N/A

            (iv)  shared power to dispose or direct the disposition of:

                  883,000 shares as of April 29, 2003, since the shares are owned of record by the Trust and Herrick is the sole trustee of the Trust.

Items 5-9. Not Applicable.

Item 10. Certification:

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the proposed or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2003


                                        /s/ Howard Herrick
                                        ----------------------------------------
                                        Howard Herrick


                                        N. HERRICK IRREVOCABLE SECURITIES TRUST

                                        By:      /s/ Howard Herrick
                                           -------------------------------------
                                                 Howard Herrick, Trustee